Frontera Group

8670 W. Cheyenne, Suite 120

Las Vegas, NV 89129

U.S. Securities & Exchange Commission                                                                                    October 27, 2014

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:     Stacie D. Gorman, Senior Counsel

Re:        Frontera Group Inc.

              Registration Statement on Form S-1

              Filed September 3, 2014

              File No. 333-198524

Dear Mr. Gorman:

Further to your letter dated September 29, 2014 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

General

1.       Please provide us with support for all quantitative and qualitative business and industry data that served as the bases for your disclosures in the Industry Background section. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the review process. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

We have amended the cited section of our prospectus with the disclosure of the source of information that supports all quantitative and qualitative business and industry data in the Industry Background section. We have used the following United States Department of Agriculture public domain reports:

-          USDA Foreign Agricultural Service GAIN Report dated 05/01/2012, “Costa Rica. Retail Foods. Retail Food Sector Report”;

-          USDA Foreign Agricultural Service GAIN Report# PN10010 dated 12/30/2010 “Panama. 2010 Exporter Guide Report”;

-          USDA Foreign Agricultural Service GAIN Report#BR13011 dated 12/04/2013”Brazil. Retail Foods.”

We filed the above reports in PDF format as correspondence to the Amendment #1 to our registration statement. In the filed documents we have highlighted those parts of the reports that were used in the Industry Background section of our prospectus.

As per USDA Digital Rights and Copyright policies (we quote): “Most information presented on the USDA Web site is considered public domain information. Public domain information may be freely distributed or copied, but use of appropriate byline/photo/image credits is requested. Attribution may be cited as follows: "U. S. Department of Agriculture."”

(Source: http://www.usda.gov/wps/portal/usda/usdahome?navtype=FT&navid=POLICY_LINK).

We did not use any byline/photo/image in our disclosure that requires UDSA permission. In addition, we confirm that this third party data included in our registration statement was not prepared for, or commissioned by the registrant or its affiliates.

2.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We do not intend to sell our shares to qualified institutional buyers or institutional investors and as such we have not prepared any written materials for distribution to these potential investors. We did not prepare, publish or distribute any research reports to any broker-dealer since we do not plan to engage broker-dealers in selling of our common stock.

3.       Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

We do not intend to use any graphics, maps, photographs and other artwork in our prospectus.

Prospectus Cover Page

4.       Please revise to highlight your cross reference to the risk factors section. Please refer to Item 501(b)(5) of Regulation S-K. Further, please ensure that the legend required by Item 501(a)(7) of Regulation S-K is presented in prominent type.

We have revised the Cover Page as required.

5.       Please revise to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

We have updated our disclosure as required.

6.       Please revise to provide all of the disclosure required by Item 501(b)(8)(iii) of Regulation S-K.

We have amended our disclosure as required.

Prospectus Summary, page 5

7.       Please revise the introductory paragraph under this heading to clarify that your summary discusses the key aspects of your offering, such as the company’s current operations and summary financial information. See the Instruction to Item 503(a) of Regulation S-K.

We have revised the introductory paragraph.

Risk Factors, page 8

8.       Please review your risk factors and eliminate those generic risks applicable to any public company or revise accordingly to more pointedly address your business. As an example, we note your general discussion of risks pertaining to compliance with various regulatory and reporting requirements on page 12.

We have eliminated generic risk factors as required.

9.       Revise to include a risk factor to make clear, if true, that management does not have any public company experience.

We have included in our prospectus the required risk factor.

U.S. investors may experience difficulties in attempting to effect service …, page 11

10.   We note your disclosure that your officers and directors are not U.S. residents. Please advise where your officers and directors are located.

       We have provided the required disclosure.

Because our Directors, who are our sole promoters…, page 12

11.     Please revise the subcaption to clarify your board’s ability to cause you to engage in a business combination without seeking shareholder approval. Additionally, please expand this risk factor and the subcaption, as appropriate, to clarify that your directors will exercise complete control over the company and have the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to themselves; (ii) employment decisions, including their own compensation arrangements, (iii) the appointment of all directors; and (iv) whether to enter into material transactions with related parties.

We have revised and amended the cited risk factor.

Our Company

12.     Please tell us what you mean by your plans to facilitate “new market penetration.” Revise here and in the MD&A to fully discuss the range of business development and market consulting services you intend to provide to manufacturers of household goods and food products. Please also discuss why your business targets specifically these types of companies.

We have revised and amended our disclosure as required.

13.     Please supplement your disclosure here to briefly explain how you characterize “small and medium businesses.”

We have updated our disclosure on the small and medium businesses definition.

14.     Please revise your summary to better discuss the company’s current operations. Refer to Item 503(a) of Regulation S-K. As an example only, we note your disclosure in this section that you have generated $10,700 in revenues from previously provided consulting services. Include in your expanded narrative a discussion of current clients, if any, accounting for this revenue.

We have updated our summary as required.

Use of Proceeds, page 17

15.     We note your disclosure in the prospectus summary that you plan to discharge certain current liabilities with the offering proceeds. Please revise here to more specifically discuss any debts you plan to extinguish. Refer to Instruction 4 to Item 504 of Regulation S-K.

We have provided the required discussion.

Management’s Discussion and Analysis or Plan of Operation

General

16.     Please revise here and in the business section under the Plan of Operations subheading to provide the information requested by Items 101(a)(2) and 303 of Regulation S-K by disclosing your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations. Please discuss the likely alternatives for satisfying your capital needs, in light of your working capital deficiency. We may have further comments.

We have revised the cited section as required.

Limited Operating History; Need for Additional Capital, page 22

17.     Please fully describe the going concern opinion and how it impacts your prospective business operations.

We have provided the required description.

Our Business

Description of Business, page 29

18.     We note your reference in this section to your “current” services. Please revise this section to distinguish those services that you have provided, if any, from those that have not yet been provided so that investors can fully appreciate the scope of your current business.

We have revised the cited section as required.

Directors, Executive Officers, Promoters and Control Persons, page 31

19.     Please revise the disclosures for your named executives to include their principal occupation and employment for the past five years, providing the month, year and title. Please include a discussion of your executives’ prior experience in providing consulting services in South America. Please state examples of the types of services provided and specifically identify the markets in which he has provided such services.

We have revised the disclosure as required.

20.     Please also briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Refer to Item 401(e) of Regulation S-K.

We have provided the required description.

Part II. Information Not Required in Prospectus

Exhibits and Financial Statement Schedules

Exhibit 4 – Subscription Agreement

21.     We note in clause 2 that you are requesting that purchasers represent that they are non-residents of the United States. Please explain why you are registering shares in the United States in light of this representation.

We have revised the subscription agreement form with inclusion of a subscriber’s residency disclosure.

Exhibit 5 – Legal Opinion

22.     Refer to your disclosure paragraph two of the draft opinion. We note that you have relied upon “advice from various state authorities and public officials.” The nature of counsel’s reliance on such advisement is currently unclear. As such, please revise to clarify. We may have further comment.

We have filed the amended opinion letter.

Yours truly,

/s/ Michael Krichevcev

Michael Krichevcev